Special General Meeting of Cellect Biotechnology Ltd.

Date: December 30, 2019

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Special General Meeting:

	For	Against	Abstain
1. To elect Ms. Sivan Rahamim, as an external director of the Company for a period of three years, commencing on December 30, 2019.	☐	☐	☐
	Yes	**No**	
1a. Are you a controlling shareholder or do you have a personal interest in the approval of Proposal 1? (Excluding a personal interest that did not result from the Shareholder's relationship with the controlling Shareholder).	☐	☐	

(Please note: If you do not mark either 'Yes' or 'No', your shares will not be voted for this Proposal).

Authorized Signatures - This section must be completed for your instructions to be executed.

_______________ Please Sign Here

_______________ Please Date Above

_______________ Please Sign Here

_______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Special General Meeting of Cellect Biotechnology Ltd. to be Held on December 30, 2019 for Holders as of December 2, 2019

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.S.T. on December 23, 2019

For additional information, please visit:
https://www.cellect.co/investors

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

Cellect Biotechnology Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.S.T. on December 23, 2019)

The undersigned registered owner of American Depositary Receipts ("ADRs") hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADRs of **Cellect Biotechnology Ltd.** registered in the name of the undersigned on the books of the Depositary as of the close of business on **December 2, 2019** at the **Special General Meeting** of the Company, to be held on **December 30, 2019** at **11:00 a.m. (Israel time)**, at the offices of the Company's legal counsel, Doron, Tikotzky, Kantor, Gutman, Nass & Amit Gross., at B.S.R. 4 Tower, 33rd Floor, 7 Metsada Street, Bnei Brak, Israel, or any postponement or adjournment thereof in respect of the resolutions specified on the reverse side.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSAL

NOTE:

1. **Please direct the Depositary how it is to vote by placing an "X" in the appropriate box opposite the agenda item. It is understood that, if this form is signed and returned (with personal interest indication) but no instructions are indicated in the boxes opposite the agenda item, then a discretionary proxy will be given to a person designated by the Company.**
2. **If no voting instructions are received by the Depositary from a Holder (either because no voting instructions are returned to the Depositary by a Holder or because the voting instructions are incomplete, illegible, or unclear), the Depositary shall have no obligation to, and shall not, exercise any voting rights attaching to such Deposited Shares.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
CELLECT BIOTECHNOLOGY LTD.
P.O. Box 8016
CARY, NC 27512-9903